                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               BV FINANCIAL, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    05603E109
                                 ---------------
                                 (CUSIP Number)

                                EDMUND T. LEONARD
                      CHAIRMAN AND CHIEF FINANCIAL OFFICER
                               BV FINANCIAL, INC.
                              BAY-VANGUARD, M.H.C.
                                1230 LIGHT STREET
                            BALTIMORE, MARYLAND 21230
                                 (410) 547-1088
 ------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                January 12, 2005
              ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f)or 240.13d-1(g), check the following box |_|.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.





                         (Continued on following pages)

                                  SCHEDULE 13D
CUSIP No.  05603E1109

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Bay-Vanguard, M.H.C.

       Being Applied For
--------------------------------------------------------------------------------
   2   CHECK BOX IF A MEMBER OF A GROUP                                  (a) /_/
                                                                         (b) /_/

--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  /_/
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
      NUMBER OF          1,454,750
       SHARES      -------------------------------------------------------------
    BENEFICIALLY     8   SHARED VOTING POWER
      OWNED BY                0
        EACH       -------------------------------------------------------------
      REPORTING      9   SOLE DISPOSITIVE POWER
       PERSON            1,454,750
        WITH
                   -------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
  11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH  REPORTING  PERSON
       1,454,750

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
       55%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
         HC,CO
--------------------------------------------------------------------------------

ITEM 1.     Security and Issuer.
            --------------------

     This Schedule 13D relates to the shares of common stock, par value $.01 per share, of BV Financial, Inc. (the "Issuer" or the "Company"), a federally chartered corporation. The principal executive office of the Issuer is located at 7114 North Point Road, Baltimore, Maryland 21219.

ITEM 2.     Identity and Background.
            ------------------------

     This Schedule 13D is being filed by Bay-Vanguard, M.H.C. (the "MHC"), a federally chartered mutual holding company. The MHC's principal business is to hold a majority of the Issuer's shares of common stock. The principal office of the MHC is located at 7114 North Point Road, Baltimore, Maryland 21219. During the past five years, the MHC has not been convicted in a criminal proceeding nor has the MHC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Attached as Schedule I hereto and incorporated herein by reference is a list containing certain information with respect to each director and executive officer of the MHC (the "Insiders"). To the MHC's knowledge, each of the Insiders is a United States citizen, and none of such Insiders has,during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have the Insiders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

     On January 12, 2005, the Issuer sold 1,454,750 shares of common stock to the MHC in exchange for 100 shares of common stock of Bay-Vanguard Federal Savings Bank (the "Bank") stock. On January 12, 2005, the Insiders also purchased shares of common stock from the Issuer. All purchases by the Insiders were from personal funds.

ITEM 4.     Purpose of Transaction.
            -----------------------

     The primary purpose of the reorganization of the Bank from the mutual form to the mutual holding company form of organization was to establish a structure that will result in the raising of additional capital to support future lending and operational growth and may also support possible future branching activities or acquisitions. The stock offering will also enable the employees and officers of the Bank to obtain an equity ownership interest in the Bank. Because the Issuer only sold a minority of the common stock to the public, the Bank's mutual form of ownership and its ability to remain an independent savings bank and to provide community-oriented financial services will be preserved.

     Although the MHC and the Insiders intend to exercise their rights as stockholders, neither the MHC nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     In the future, the MHC and/or the Insiders may determine to purchase additional shares of the Issuer's common stock (or other securities of the Issuer) or the MHC and/or the Insiders may determine to sell shares of the Issuer's common stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

ITEM 5.     Interest in Securities of the Issuer.
            -------------------------------------

     (a) - (b) The MHC beneficially owns (with sole voting and dispositive power) 1,454,750 shares of the Issuer's common stock or 55% of the outstanding shares. The following table provides information about the shares of Company common stock that may be considered to be owned by each Insider as of January 12, 2005. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

                                           NUMBER OF     PERCENT OF
                                            SHARES      COMMON STOCK
NAME                                         OWNED      OUTSTANDING
                                        -------------- -------------

Michael J. Birmingham, III..............          5,000           *
Daniel J. Gallagher, Jr.................          2,097           *
Robert R. Kern, Jr......................          5,000           *
Edmund J. Kowalewski....................          1,000           *
Edmund T. Leonard.......................         10,000           *
Brian K. McHale.........................          1,000           *
Carolyn M. Mroz.........................         10,000           *
Anthony J. Narutowicz...................          1,000           *
Jerry S. Sopher.........................          5,000           *
Catherine M. Staszak....................            790           *

      * Represents less than 1% of shares outstanding.

     (c) Other than the purchase of such shares by the MHC and the Insiders on January 12, 2005, neither the MHC nor the Insiders have effected any transaction in the Issuer's common stock within the past 60 days.

     (d) No person other than the MHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the MHC as described in Item 5(a)-(b) above.

ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
            ------------------------------------------------------------------

      Not applicable.

ITEM 7.      Material to be Filed as Exhibits.
             ----------------------------------

      Not applicable.

                                    SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       BAY-VANGUARD, M.H.C.



Date: January 21, 2005                 By: /s/ Edmund T. Leonard
                                           ------------------------------------
                                           Edmund T. Leonard
                                           Chairman and Chief Financial Officer

           DIRECTORS AND EXECUTIVE OFFICERS OF BAY-VANGUARD, M.H.C.
           ---------------------------------------------------------

      The names, business address and present principal occupation of each director, executive officer and controlling person of Bay-Vanguard, M.H.C. are set forth below. All persons are citizens of the United States.


NAME                         BUSINESS ADDRESS            PRINCIPAL OCCUPATION
----                         ----------------            --------------------

Michael J. Birmingham, III   7114 North Point Road       Director of BV Financial, Inc., Bay-Vanguard, M.H.C.
                             Baltimore, Maryland 21219   and Bay-Vanguard Federal Savings Bank; owner of MJ
                                                         Birmingham Company, a construction
                                                         company located in Baltimore,
                                                         Maryland.

Daniel J. Gallagher, Jr.     7114 North Point Road       Director of BV Financial, Inc., Bay-Vanguard, M.H.C.
                             Baltimore, Maryland 21219   and Bay-Vanguard Federal Savings Bank; Senior Vice
                                                         President of Bay-Vanguard Federal Savings Bank.

Robert R. Kern, Jr.          7114 North Point Road       Director of BV Financial, Inc., Bay-Vanguard, M.H.C.
                             Baltimore, Maryland 21219   and Bay-Vanguard Federal Savings Bank; partner at the
                                                         law firm of Gallagher, Evelius & Jones, LLP, located in
                                                         Baltimore, Maryland.

Edmund J. Kowalewski         7114 North Point Road       Director of BV Financial, Inc., Bay-Vanguard, M.H.C.
                             Baltimore, Maryland 21219   and Bay-Vanguard Federal Savings Bank; retired.

Edmund T. Leonard            7114 North Point Road       Chairman and Chief Financial Officer of BV Financial,
                             Baltimore, Maryland 21219   Inc., Bay-Vanguard, M.H.C. and Bay-Vanguard Federal
                                                         Savings Bank.

Brian K. McHale              7114 North Point Road       Director of BV Financial, Inc., Bay-Vanguard, M.H.C.
                             Baltimore, Maryland 21219   and Bay-Vanguard Federal Savings Bank; steamship clerk
                                                         with International Longshoremen's Association Local 953
                                                         located in Baltimore, Maryland and a state delegate to
                                                         the Maryland General Assembly.

Carolyn M. Mroz              7114 North Point Road       President, Chief Executive Officer and Director of BV
                             Baltimore, Maryland 21219   Financial, Inc., Bay-Vanguard, M.H.C. and Bay-Vanguard
                                                         Federal Savings Bank.

Anthony J. Narutowicz        7114 North Point Road       Director of BV Financial, Inc., Bay-Vanguard, M.H.C.
                             Baltimore, Maryland 21219   and Bay-Vanguard Federal Savings Bank; President of
                                                         F&M Enterprises, Inc., located in Edgemere, Maryland,
                                                         which owns various retail establishments and several
                                                         rental properties.

Jerry S. Sopher              7114 North Point Road       Director of BV Financial, Inc., Bay-Vanguard, M.H.C.
                             Baltimore, Maryland 21219   and Bay-Vanguard Federal Savings Bank; self-employed
                                                         attorney practicing in Baltimore, Maryland.

Catherine M. Staszak         7114 North Point Road       Director of BV Financial, Inc., Bay-Vanguard, M.H.C.
                             Baltimore, Maryland 21219   and Bay-Vanguard Federal Savings Bank; realtor for
                                                         Coldwell Banker in Baltimore, Maryland.

